

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Eduardo Bravo Fernandez de Araoz
Principal Executive Officer
Oculis Holding AG
Bahnhofstrasse 7
CH-6300
Zug, Switzerland

> **Re: Oculis Holding AG**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed December 12, 2022**
> **File No. 333-268201**

Dear Eduardo Bravo Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 2, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4

Material Tax Considerations
United States Federal Income Tax Considerations to U.S. Holders, page 165

1. We note that you intend to provide a tax opinion concerning the tax treatment of the EBAC Mergers. Please remove any statement in this section that assumes the material tax consequences at issue (e.g., "Assuming that the EBAC Mergers qualify as an F Reorganization..."). Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Business of Oculis and Certain Information about Oculis, page 197

2. We note your revisions in response to prior comment 8. Please also revise the disclosure

on pages 199 and 209 stating that OCS-02 would become the first approved topical biologic to treat DED and uveitis if approved today to remove any implication that your product candidates have been proven effective or will receive regulatory approval.

You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek Dostal, Esq.